Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2004

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

Documents included as part of this report

 No.   Document

  Announcement dated 27 January, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	January 27, 2004

Media Release

For Immediate Release

Pacific Internet to Acquire Mitsubishi Corporation’s Stake in Pacfusion

SINGAPORE, 27 January 2004 --- Asia's largest telco-independent Internet Communications Service Provider by geographic reach Pacific Internet or PacNet (NASDAQ: PCNTF) today announced that it is acquiring Mitsubishi Corporation's eight per cent stake in Pacfusion Limited, bringing its stake in the company to 100 per cent.

PacNet CEO Mr. Tan Tong Hai said, "The e-services business is instrumental in our strategy to provide corporate customers with end-to-end solutions. The acquisition of Mitsubishi Corporation's remaining stakes in Pacfusion is synergistic with our strategic direction."

Mr. Motohiko Nakagawara, General Manager, e Projects Unit, Information & Communication Technology Projects Division at Mitsubishi Corporation said, "The sale of our minority stake in Pacfusion is in line with Mitsubishi Corporation's policy of realigning its asset portfolio across the world. We see the strong relationship with PacNet continuing into the future and we look forward to maintaining a close business alliance with PacNet."

- Ends -

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest telco-independent Internet Communications Service Provider by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In 1999, the Group became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of its corporate and consumer customers. More information at www.pacnet.com.

For further information, please contact:
Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.